UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-39928

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS ANNOUNCES THE PRICING OF THE PUBLIC OFFERING OF COMMON SHARES BY THE CASINO GROUP

March 16, 2023 – Sendas Distribuidora S.A. (“Company” or “Sendas”) (B3: ASAI3; NYSE: ASAI) informs its shareholders and the market that, further to the Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2023, the offering by Wilkes Participações S.A., a Casino Group company (the “Selling Shareholder”), of 254,000,000 common shares of the Company (“Shares”), including 2,340,957 American Depositary Shares (“ADSs”), each of which represents five Shares, was priced on the date hereof.

The price per Share to the public was set at R$16.00, resulting in an aggregate offering price of R$4,064,000,000.00. The ADSs were offered and sold to the public at a price of U.S.$15.13 per ADS. The price per Share in the form of ADSs corresponds to the price per Share translated into U.S. dollars, based on the selling exchange rate for U.S. dollars (PTAX) of R$5.2892 per US$1.00, as published by the Central Bank of Brazil on March 16, 2023.

The global offering consists of an international offering outside Brazil (the “International Offering”) and a concurrent public offering in Brazil (the “Brazilian Offering” and, together with the International Offering, the “Global Offering”). The International Offering includes a registered offering of ADSs in the United States with the SEC under the U.S. Securities Act of 1933, as amended. The International Offering and the Brazilian Offering are being conducted concurrently, and the closing of each is conditioned upon the closing of the other.

The International Offering is being conducted pursuant to a registration statement on Form F-3 filed on November 28, 2022 with the SEC, which automatically became effective upon filing, and a preliminary prospectus supplement filed on March 14, 2023. The registration statement on Form F-3 and the preliminary prospectus supplement may be accessed through the SEC’s website at www.sec.gov.

BTG Pactual, Bradesco BBI, Itaú BBA and J.P. Morgan are acting as Global Coordinators, and Goldman Sachs, UBS, Citigroup, Credit Suisse, Safra and Santander are acting as Joint Bookrunners, in each case with respect to the Global Offering.

Banco BTG Pactual S.A. – Cayman Branch, Banco Bradesco BBI S.A., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, UBS Securities LLC, Citigroup Global Markets, Inc., Credit Suisse Securities (USA) LLC and Santander US Capital Markets LLC are serving as international underwriters with respect to the International Offering of the ADSs.

BTG Pactual US Capital, LLC, Bradesco Securities, Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, UBS Securities LLC, Citigroup Global Markets, Inc., Credit Suisse Securities (USA) LLC, Safra Securities LLC and Santander US Capital Markets LLC are collectively acting as international placement agents with respect to the International Offering of Shares (not in the form of ADSs) sold outside Brazil on behalf of the Brazilian placement agents.

You should read the registration statement (including the preliminary prospectus supplement) and other documents filed with the SEC for more complete information about the Company, the Selling Shareholder and the Global Offering. Please refer to our annual report on Form 20-F as of and for the year ended December 31, 2022 filed with the SEC, as well as any further updates in our current reports on Form 6-K, which may be amended, supplemented or superseded, from time to time, by other reports that we file with the SEC.

You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the registration statement (including the preliminary prospectus supplement) may be obtained by contacting: (i) Banco BTG Pactual S.A. —Cayman Branch, 601 Lexington Avenue, 57th Floor, New York, NY, 10022, Attention: Equity Syndicate Desk, telephone: +1 212 293-4600 or by emailing OL-BTGPactual-ProspectusDepartment@btgpactual.com; (ii) Bradesco Securities Inc. at 450 Park Avenue, 32nd Floor, New York, NY, 10022, Attn: Isabela Behar, telephone: +1 (646) 468 3400 or by emailing isabela.behar@bradescobbi.com; (iii) Itau BBA USA Securities, Inc., 540 Madison Avenue 24th Floor, New York, NY, 10022, Attention: Equity Sales or by emailing ibba-ibdsalesagendas@itau-unibanco.com.br; (iv) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, NY, 11717, telephone: +1 (866) 803-9204 or by emailing prospectus-eq_fi@jpmchase.com; (v) Goldman Sachs & Co. LLC, 200 West Street, New York, NY, 10282, Attention: Prospectus Department, telephone: +1 (866) 471-2526 or by emailing prospectus-ny@gs.com; (vi) UBS Securities LLC, 1285 Avenue of the Americas, New York, NY, 10019, Attention: Syndicate; (vii) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, NY, 11717, telephone: +1 (800) 831-9146 or by emailing prospectus@citi.com; (viii) Credit Suisse Securities (USA) LLC, 6933 Louis Stephens Drive, Morrisville, North Carolina, 27560, Attention Prospectus Department, telephone: +1 (800) 221-1037 or by emailing usa.prospectus@credit-suisse.com; (ix) Safra Securities LLC, 546 Fifth Avenue, New York, NY, 10036, Attention: Gerard McCarthy, with a courtesy copy, which shall not constitute notice, to legal@safra.com; and (x) Santander US Capital Markets LLC, 437 Madison Avenue, New York, NY, 10022, Attention: US Equity Capital Markets or by emailing ecm-us@santander.us.

This press release is for informative purposes only under the current applicable laws and regulations, and is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Company will inform its shareholders and the market about any further developments with respect to the Global Offering in accordance with applicable regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2023

Sendas Distribuidora S.A.

By:	/s/ Daniela Sabbag Papa
Name:	Daniela Sabbag Papa
Title:	Chief Financial Officer

By:	/s/ Gabrielle Helú
Name:	Gabrielle Helú
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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